PHI (Parent Company)
BALANCE SHEETS
(Dollars in Millions)

	As of December 31, 2004	As of December 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 95.5	$ 3.5
Prepaid and other	28.3	28.2
	123.8	101.7
Investments and Other Assets		
Notes receivable from subsidiary companies	1,088.0	994.8
Investment in consolidated companies	4,236.9	4,089.2
Other	54.2	52.4
	5,379.1	5,136.4
Property, Plant and Equipment		
Property, plant, and equipment	13.7	13.7
Accumulated depreciation	(11.6)	(7.8)
Net plant in service	2.1	5.9
Total Assets	$ 5,505.0	$ 5,244.0
CAPITALIZATION AND LIABILITIES		
Current Liabilities		
Short-term debt	$ 128.6	$ 200.0
Accounts payable	4.2	1.8
Interest and taxes accrued	7.1	40.1
	139.9	241.9
Long-term Debt	1,998.8	1,998.8
Capitalization		
Common stock, $.01 par value; shares authorized: 400,000,000 ; shares issued: 188,327,510 and 171,769,448, respectively	1.9	1.7
Premium on stock and other capital contributions	2,566.2	2,246.6
Accumulated other comprehensive loss	(52.0)	(22.7)
Capital stock expense	(13.5)	(3.3)
Retained earnings	863.7	781.0
Total common stockholder's equity	3,366.3	3,003.3
Total Capitalization and Liabilities	$ 5,505.0	$ 5,244.0